Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

(As of December 31, 2009)

Name	Jurisdiction of Organization

Cedar Fair	Ohio

Knott’s Berry Farm	California

Magnum Management Corporation	Ohio

Michigan’s Adventure, Inc.	Michigan

Cedar Point of Michigan	Michigan

Cedar Point, Inc.	Ohio

Boeckling, L.P.	Ohio

Paramount Parks, Inc.	Delaware

Kings Island Company	Ohio

Western Row Properties, Inc.	Ohio

Paramount Parks Experience, Inc.	Delaware

Canada’s Wonderland Company	Canada

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